HERALD
RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au

25 August 2004

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 0011 1 202 942 9624 **1 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Coolgardie Gold Project
Dated 25 August 2004

Yours faithfully

M P WRIGHT
Executive Director

Enc:

HERALD RESOURCES

ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au

25 August 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: COOLGARDIE GOLD PROJECT

Project Interests:	
Herald Resources Ltd	**50%**
MPI Mines Ltd	**50% (and Manager)**

Herald wishes to announce that in conjunction with MPI Mines Ltd, it is considering the sale of its 50% interest in the Coolgardie gold mining operations. This follows on from the recent sale by Herald of its 40% interest in the Sandstone gold project to JV partner Troy Resources Ltd, and a number of other projects to Jaguar Minerals Ltd.

Herald is fully concentrating on bringing into production its major Dairi zinc/lead project, and regards projects not under its management as non core.

If a "going concern" sale does not offer significant value to Herald shareholders, the operations will continue until the present reserves have been mined.

Yours faithfully

MICHAEL P WRIGHT
Executive Director